Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

CAREMARK RX, INC.

RE: 2007 Special Meeting of Caremark Stockholders

February 20, 2007

Dear Stockholder:

Please accept our thanks for sending in your White Proxy Card.

To avoid any possible dispute as to the validity of your Proxy for the reason(s) indicated below, we are requesting that you sign, date and mail the enclosed additional White Proxy Card with the correction indicated below in the self-addressed envelope provided for your convenience. Please note that you may also vote by telephone or Internet by following the simple instructions on the enclosed White Proxy Card. This Proxy will automatically revoke any previously granted Proxy when it is returned or voted electronically.

☐	Your previous White Proxy was unsigned. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

☐	Your previous White Proxy was undated. (Please date, sign and return the enclosed White Proxy Card in the enclosed envelope.)

☐	Your previous White Proxy omitted your title or authority. (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

☐	Your previous White Proxy, as signed, did not conform to the name shown on the proxy. (Please date and sign the enclosed White Proxy Card exactly as the registration appears on the Proxy, including your full title if signing other than in an individual capacity.) If the registration is in the name of a custodian for the benefit of a minor, the custodian must sign and indicate his/her capacity. If you are a beneficiary 18 years or older, you may sign as long as you indicate your age.

☐	Your previous White Proxy was not signed by all joint owners. (If shares are registered in the name of more than one person, each such person should sign the enclosed White Proxy Card. If a joint tenant is deceased, please indicate that you are the surviving joint owner.)

☐	Your previous White Proxy, as marked, did not clearly specify your instructions. Please sign, date and clearly mark your Proxy.

☐	Other ____________________________________________________________________________________________

____________________________________________________________________________________________

Since time is of the essence, we encourage you to vote your shares by telephone or Internet by following the simple instructions on the enclosed White Proxy Card. Otherwise, we would greatly appreciate your signing, dating and returning the enclosed White Proxy Card as soon as possible in the envelope provided. If you have any questions, please call Innisfree M&A Incorporated, the firm assisting us, toll-free at 877-750-9498. Once again, we greatly appreciate your support.

Sincerely,

CAREMARK RX, INC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, return on equity, cost synergies, incremental revenues, new products and offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.